Ronald O. Mueller Direct: +1 202.955.8671 Fax: +1 202.530.9569 RMueller@gibsondunn.com

March 14, 2015

Christina Chalk

Senior Special Counsel

Office of Merger and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Wynn Resorts, Limited
PREC14A filed March 10, 2015
PRE 14A filed February 27, 2015
Fil No. 0-50028

Ladies and Gentlemen:

On behalf of our client, Wynn Resorts, Limited (the “Company”), set forth below are responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 13, 2015, with respect to the above-referenced filing (the “Preliminary Proxy Statement”). For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response.

The Company appreciates the Staff’s comments and has revised its disclosures to address each comment, as described in the detailed responses below. Please note that due to the status of the Company’s pre-existing arrangements to rely on “notice-and-access” to furnish its proxy materials to certain of its stockholders (primarily those stockholders who failed to provide voting instructions in recent years in response to prior proxy solicitations), the Company filed its definitive proxy statement (the “Proxy Statement”) with the Commission concurrently with this response letter. The Company fully expects that it will distribute additional proxy soliciting materials to its stockholders in connection with its upcoming annual meeting. As a result, if the Staff has additional comments, the Company is able to provide additional information to its stockholders, as appropriate, in subsequent proxy soliciting materials. Capitalized terms used but not defined in this letter have the meaning defined in the Proxy Statement. All references to page numbers in these responses are to the pages of the Proxy Statement.

Preliminary Proxy Statement filed March 10, 2015

General

1.	If you plan to solicit proxies via Internet chat rooms, indicate which Web sites you plan to utilize in your response letter.

RESPONSE:

The Company does not plan to solicit proxies via Internet chat rooms.

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 14, 2015

2.	Throughout the proxy statement, please revise to avoid presenting opinions or beliefs as facts. As an example only, refer to the following statement on page 18: “Our executive compensation programs have been effective at incentivizing strong results by appropriately aligning pay and performance.” Please revise generally throughout the proxy statement and in future soliciting materials.

RESPONSE:

In response to the Staff’s comment, disclosures throughout the Proxy Statement have been revised to indicate that the statements made represent opinions or beliefs.

3.	Please provide support for the factual assertions you make throughout the proxy statement. As an example only, we refer to the statements about the Company’s performance on page 17. Support may be provided supplementally through cites to periodic reports or other materials supporting your assertions or through references in the revised proxy statement.

RESPONSE:

The Company is supplementally providing the Staff the following information to substantiate statements made in the Proxy Statement.

Information regarding the total amount returned to stockholders since the Company’s initial public offering in 2002 through the end of 2014, which appears on pages 8 and 19 of the Proxy Statement, is based on the “Cash dividends declared” disclosed in the Consolidated Statements of Stockholders’ Equity in Item 8—“Financial Statements and Supplementary Data” of Part II of the Company’s Annual Reports on Form 10-K (the “Forms 10-K”) for the years ended December 31, 2002 through December 31, 2014.

Information regarding the amount per share returned to stockholders since the Company’s initial public offering in 2002 through the end of 2014, which appears on pages 8 and 19 of the Proxy Statement, is based on the “Cash distributions declared per common share” disclosed in Item 6—“Selected Financial Data” of Part II of the Company’s Forms 10-K for the years ended December 31, 2002 through December 31, 2014.

Information regarding the total cash returned to stockholders in 2014, which appears on pages 18 and 19 of the Proxy Statement, is based on the Consolidated Statements of Stockholders’ Equity contained in Item 8—“Financial Statements and Supplementary Data” of Part II of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”) and the Company’s records of payments to its transfer agent.

Information regarding the total cash per share returned to stockholders in 2014, which appears on pages 18 and 19 of the Proxy Statement, can be found in Item 6—“Selected Financial Data” of Part II of the 2014 Form 10-K.

Financial information regarding the results of operations of the Company and its segments, which appears on pages 18 and 19 of the Proxy Statement, can be found in Note 18—“Segment Information” of the audited financial statements contained in Item 8—“Financial Statements and Supplementary Data” of Part II of the 2014 Form 10-K.

Information regarding the liquidity of the Company, which appears on page 19 of the Proxy Statement, is included in Consolidated Balance Sheets contained in the 2014 Form 10-K and in Note 8—“Long-Term Debt” of the audited financial statements contained in Item 8—“Financial Statements and Supplementary Data” of Part II of the 2014 Form 10-K.

Statements regarding the Adjusted property EBITDA at Wynn Las Vegas on page 18 of the Proxy Statement have been revised to indicate that the comparative statements are based on publicly reported financial results and represent the belief of management. Supplementally, we advise the staff that to arrive at its conclusions, the Company reviewed the public earnings release for every major public gaming company operating in Las Vegas (Wynn Resorts, Limited, Las Vegas Sands Corp., MGM Resorts International, Mandalay Resort Group, Harrah’s Entertainment and Caesars Entertainment) since 2004 to determine the highest reported annual EBITDA generated by a single property on the Las Vegas Strip. Based on that analysis, management did not find disclosure of a single property that generated more than $500 million of property EBITDA in a fiscal year compared to Wynn Las Vegas’s $515 million result in 2014.

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 14, 2015

The statement on page 19 of the Proxy Statement that Wynn Resorts has more Forbes Travel Guide Stars than any other independent hotel company in the world is based on information provided by the chairman of Forbes Travel Guide when he telephoned the Company to inform the Company of the ratings that Forbes Travel Guide had awarded the Company’s properties, which was subsequently confirmed in writing with the staff of Forbes Travel Guide.

4.	Revise the proxy statement and form of proxy to mark both as “preliminary.” See Rule 14a-6(e)(1).

RESPONSE:

As discussed above, the Company has filed the Proxy Statement with the Commission.

Proposal 1: Election of Directors, page 5

5.	We note your reference to “multiple meetings with Ms. Wynn” leading up the decision not to renominate her as a candidate for director. Revise to provide an expanded background discussion of the prior contacts between the Company and Ms. Wynn leading up to the Company’s decision to that effect.

RESPONSE:

The Company has added the first two paragraphs on pages 5 and 6 of the Proxy Statement providing an expanded discussion of the actions by the Nominating and Corporate Governance Committee (the “Corporate Governance Committee”) with respect to Ms. Wynn prior to its determination in 2012 to recommend that she be re-nominated as a director and leading up to the Board’s determination in 2015 not to re-nominate Ms. Wynn as a candidate for election as a director. The Company respectfully believes that it is important to inform stockholders of the fact that Ms. Wynn was provided an opportunity to discuss this matter with the Corporate Governance Committee and that the timing of such discussions does not add additional perspective on the Corporate Governance Committee’s actions, but has provided such additional information in response to the Staff’s comment.

6.	Explain why the size of the Board is being reduced (rather than nominating an additional candidate for Class 1 director at this time).

RESPONSE:

The Corporate Governance Committee has not at this time recommended to the Board an additional director candidate to nominate for election as a director. As discussed in the Preliminary Proxy Statement and Proxy Statement, the Corporate Governance Committee intends to search for new independent director candidates and, upon identifying suitable director candidates, expects to increase the Board size accordingly. In response to the Staff’s comment, the Company has elaborated on the Board’s determination to reduce the size of the Board by stating on page 6 of the Proxy Statement that because the Corporate Governance Committee is continuing to search for director candidates, it recommended that the size of the Board be reduced until a candidate has been selected and recommended to the Board by the Corporate Governance Committee.

7.	Refer to page 5 of the proxy statement. Describe the “actual and potential conflicts of interest” that you believe would be presented if Ms. Wynn continues as a director. In this regard, did Ms. Wynn’s cross claim exist at the time she was nominated for director in 2012? If so, why does it preclude her as a director candidate now?

RESPONSE:

As an initial matter, we note that the Proxy Statement does not state that Ms. Wynn’s cross claim in the litigation precludes Ms. Wynn from being a director candidate, but instead states that her cross claim was one of the factors that led the Corporate Governance Committee to determine not to recommend that Ms. Wynn be re-nominated.

In response to the Staff’s comments, the Company has elaborated on the information that was set forth in the Company’s Preliminary Proxy Statement as filed on March 10, 2015 to state the independent directors’ belief that Ms. Wynn’s cross claim in the litigation described in the Proxy Statement presents a conflict of interest; specifically, because Ms. Wynn’s cross claim appears to the Corporate Governance Committee to place Ms. Wynn’s personal interest in being released from restrictions on selling, gifting or otherwise disposing of the Company’s Common Stock ahead of the Company’s and stockholders’ interest in not potentially triggering a change of control under the indentures for certain of the Company’s debt securities. In discussions with the Corporate Governance Committee, Ms. Wynn never provided an explanation of

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 14, 2015

how maintaining her cross claim is consistent with her fiduciary duties to other stockholders. Instead, during these meetings, Ms. Wynn stated her view that her lawsuit is separate from her responsibilities as a director, a view not shared by the independent directors. In this regard, the Corporate Governance Committee believes, for reasons explained in the Proxy Statement, that it would not be in the best interests of the Company and its stockholders for Ms. Wynn to be in a position where she would be able to sell, gift or otherwise dispose of more shares of the Company’s Common Stock than the $100 million worth of Common Stock that she previously agreed to in the Amended and Restated Stockholders Agreement, and that there is a conflict between her obligations as a director to act in the best interests of the Company and its stockholders and her actions as a stockholder.

The Company also has added disclosure on page 6 of the Proxy Statement to state that prior to re-nominating Ms. Wynn in 2012, independent directors on the Board raised concerns with Ms. Wynn regarding her cross claim, which she had filed only a few months earlier, and based on assurances given by Ms. Wynn during those discussions at that time made the judgment to re-nominate her as a director candidate.

8.	Explain the Committee’s view that Ms. Wynn is “not meaningfully contributing to the Board’s discussion and work.” How long has this been occurring in the Committee’s view? What facts support this opinion, in the Committee’s view?

RESPONSE:

As noted on page 5 of the Proxy Statement, under the Board Membership Criteria set forth in the Company’s Corporate Governance Guidelines, in determining whether to re-nominate a candidate for election as a director of the Company, the Corporate Governance Committee considers a number of factors, including a candidate’s ability to make a meaningful contribution to the Board’s oversight of the business and affairs of the Company and a candidate’s other commitments, potential conflicts of interest, and independence from management and the Company. As stated on page 11 of the Proxy Statement under “Director Nominating Procedures and Diversity,” the Corporate Governance Committee’s work enables the Board to update the skills and experience it seeks in the Board as a whole and in individual directors, as the Company’s needs evolve and change over time. Since 2013, the Company’s annual meeting proxy statements have discussed the relevance of these factors in the Corporate Governance Committee’s consideration of director candidates. Accordingly, the Company notes that the Corporate Governance Committee’s process of reviewing directors’ contribution to the Board should be viewed in context of the Board’s corporate governance practices.

In response to the Staff’s comment, the Company has added disclosure on page 6 of the Proxy Statement elaborating on the statement that the Corporate Governance Committee’s opinion is that Ms. Wynn is not meaningfully contributing to the Board’s discussion and work. Specifically, as a result of evolving corporate governance practices that increasingly rely on Board oversight of management by independent directors and the Company’s growth, an increasing amount of the Board’s work is conducted through committees composed of independent directors. Because Ms. Wynn is not an independent director, she is unable to serve on any existing Board committees and, therefore, is unable to help carry out much of the work of the Board. In addition, the Company has added disclosure on page 6 of the Proxy Statement addressing the Corporate Governance Committee’s view that corporate governance trends support increasing the percentage of directors serving on a board who not only are familiar with the business environment in which a company competes, but who also are independent and have obtained their knowledge and skills from diverse experiences. In this regard, the Company wishes to note to the Staff that, consistent with and representative of these corporate governance trends, in late 2012 two other directors who were members of Company management, and therefore were not considered independent, stepped down from the Board. As stated in the Company’s Current Report on Form 8-K filed on December 13, 2012, “inside directors Linda Chen and Marc D. Schorr … stepped down from the Board to reduce the number of inside directors.”

Supplementally, in support of the Corporate Governance Committee’s view on corporate governance trends, we wish to direct the Staff’s attention to the Spencer Stuart U.S. Board Index 2014, a copy of which is available at https://www.spencerstuart.com/research-and-insight/spencer-stuart-us-board-index-2014. As stated on page 3 of this annual corporate governance survey:

In recent years, there has been a growing conversation about board composition and turnover, among directors themselves as well as investors and governance observers. On the external front, investors have become a potent voice in board composition, calling for annual director elections, demanding more information about the specific skills and experience individual directors bring to the board ….

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 14, 2015

Two paragraphs later the Spencer Stuart U.S. Board Index 2014 states:

At a time when growth and innovation are top priorities for most organizations, companies are transforming themselves through new product strategies, different product mixes, and expansion into new markets and geographies. In an ideal world, outside directors with relevant experience can serve as valuable advisers to the board and management about the company’s market, geographic and product directions. They also can serve as a sounding board for management on the critical issues the company is likely to encounter. Wise boards will want to foresee where the company is headed in the future and have individuals on the board with the expertise to help the company move in that direction as efficiently as possible.

In contrast to the perspective and experience of Ms. Wynn, the Corporate Governance Committee believes that a candidate with broader experience could contribute meaningfully to the Board’s work in connection with the Company’s important strategic initiatives.

9.	In the same paragraph, expand to explain “the atmosphere” of the Board that you believe results from Ms. Wynn’s claim and how specifically (in your view) it limits her ability to participate effectively on the Board.

RESPONSE:

In response to the Staff’s comment and the additional detail that the Company has added to the Proxy Statement in response to the Staff’s other comments, the Company has deleted the reference to the atmosphere of the Board. The Company has disclosed on page 6 of the Proxy Statement how specifically, in the Corporate Governance Committee’s view, Ms. Wynn’s claim limits the effectiveness of her participation on the Board due to concerns that Ms. Wynn might seek to utilize statements made at the Board meetings, or take positions concerning decisions made at the meetings, to advance her litigation claims or to otherwise advance her individual position as a stockholder.

10.	We note the disclosure later in the proxy statement that like Ms. Wynn, Mr. Wynn is also not considered independent under NASDAQ listing standards. Given this fact, as well as the fact that Ms. Wynn was presumably not independent when previously nominated by the Company, explain why her lack of independence now disqualifies her to be a director candidate.

RESPONSE:

As an initial matter, we note that the Proxy Statement does not (and the Preliminary Proxy Statement did not) indicate that Ms. Wynn’s lack of independence disqualifies her to be a director candidate, but instead states that her lack of independence was one of the factors that led the Corporate Governance Committee to determine not to recommend that Ms. Wynn be re-nominated.

As a director who is neither a member of the Company’s management nor independent under Nasdaq rules, Ms. Wynn is unable to serve on any existing Board committees and, therefore, unable to help carry out much of the work of the Board. Unlike Mr. Wynn, the Company’s CEO, who has significant management experience in the gaming industry generally and with the Company specifically, Ms. Wynn has never served in a role where she had daily operating responsibility of the Company or any direct responsibility for lines of business or major corporate functions, and she does not represent management’s perspective in the boardroom.

In response to the Staff’s comment, the Company has added disclosure to the Proxy Statement on page 6 addressing the Corporate Governance Committee’s view that corporate governance trends support increasing the percentage of directors serving on a board who not only are familiar with the business environment in which a company competes, but who also are independent and have obtained their knowledge and skills from diverse experiences. As noted in response to comment 8 above, over recent years the Board has reduced the number and percentage of directors on the Board who are not independent. In addition, as noted on page 15 of the Spencer Stuart U.S. Board Index 2014, the CEO is the only non-independent director on 58% of boards of S&P 500 companies today, compared with 50% in 2009 and 39% in 2004.

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 14, 2015

11.	We note the assertion at the bottom of page 6 that if Elaine Wynn prevails in her cross claim, it could “increase the likelihood that a change in control may occur under the Wynn Las Vegas debt documents.” Expand to discuss why this is uncertain and what could cause this not to occur. In addition, explain whether there are measures that can be taken by the Company or Ms. Wynn to avoid a default under the debt instruments even if a change in control occurs.

RESPONSE:

In response to the Staff’s comment, the Company has expanded the discussion that now appears on page 7 of the Proxy Statement to explain the contingencies that could trigger the covenant in certain of the Company’s debt instruments and require the Company to redeem such debt at a premium. In response to the Staff’s comment, the Company supplementally advises the Staff that the Company is not aware of any action that Ms. Wynn could take under the debt instruments to alter the Company’s obligation to redeem the affected debt if a change of control (as defined in the applicable indentures) were to occur and the redemption obligation were triggered. The Company has added disclosures on page 7 of the Proxy Statement stating that, if the covenant obligation is triggered, the Company could seek to refinance the affected debt, but that there can be no assurance that the Company will be able to refinance the Senior Notes on terms as favorable as currently exist under the Senior Notes, or at all.

Proposal 3: Approval of Articles Amendment, page 39

12.	Expand to discuss the possible impact on the Company of being exempted from the provisions of NRS 78.191. Provide examples of what can occur if the Board is not subject to the restrictions in that provision of Nevada law.

RESPONSE:

The Company has revised the disclosure in Proposal 3 to expand the discussion of the possible result of being exempted from the provisions of NRS 78.288(2)(b), by providing an example stating that the Board, subject to applicable fiduciary duties and the Solvency Test set forth in NRS 78.288(2), would be able to make a distribution in any of the forms provided under NRS 78.191, such as a cash dividend or certain share repurchases, that it would otherwise be prohibited from making if the distribution would cause the Company to fail the Balance Sheet Test.

13.	Explain the timing of the Board’s adoption of the Articles Amendment. Why did the Board choose to exempt itself from the provisions of NRS 78.191 at this time?

RESPONSE:

In response to the Staff’s comment, the Company has revised the Proxy Statement to disclose additional background on the Company’s consideration of the Articles Amendment, including that the Company explored and evaluated implementation of the provisions of NRS 78.288(2)(b) within the last year after reviewing the limitations imposed under the Balance Sheet Test in light of the Company’s accumulated amortization and depreciation expense. In this regard, the Company supplementally advises the Staff that, as reported in Note 6 to the Company’s Consolidated Financial Statements in the 2014 Form 10-K, the Company’s accumulated depreciation has steadily increased, which (unless offset by additional acquisitions of property, plant and equipment) can affect the Company’s ability to satisfy the Balance Sheet Test. In addition, over the past year, the Company has amended the articles of its material Nevada-domiciled subsidiaries as permitted by the statute. While the Articles Amendment would make a corresponding change to the Articles, the Board cannot unilaterally adopt the Articles Amendment as the adoption of an amendment to the Company’s Second Amended and Restated Articles of Incorporation requires stockholder approval. The Annual Meeting of Stockholders provides the opportunity for the Company to submit matters requiring stockholder approval to a vote of stockholders. As such, the Board chose to present this matter for a stockholder vote at the Company’s Annual Meeting of Stockholders. The Company has revised the Proxy Statement to disclose that the Company has over the past year studied the availability of NRS 78.288(2) to avoid restrictions on the Company’s capital deployment activities and is proposing the Articles Amendment consistent with the Company’s determination to revise the governing documents of its material Nevada-domiciled subsidiaries in order to make corresponding changes.

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 14, 2015

Acknowledgement

We hereby inform you on behalf of the Company that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (202) 955-8671 if you have any questions or would like any additional information.

Sincerely,

/s/ Ronald O. Mueller

Ronald O. Mueller

ROM/kp

Enclosures

cc:	Kimmarie Sinatra, Wynn Resorts, Limited